EXHIBIT 12.1

Modine Manufacturing Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Years Ended March 31,
	2017	2016	2015	2014	2013

Earnings (loss) from continuing operations before income taxes	$ 20.8	$ (9.9)	$ 41.2	$ 24.0	$ (13.0)
Adjustments:
Undistributed earnings of equity method investee	(0.1)	(0.1)	(0.6)	(0.7)	(0.3)
Distributed earnings of equity method investee	0.1	0.3	0.5	0.2	-
Fixed charges	21.5	15.0	15.6	16.2	16.4
Total earnings	$ 42.3	$ 5.3	$ 56.7	$ 39.7	$ 3.1

Interest expense	$ 17.2	$ 11.1	$ 11.7	$ 12.4	$ 12.6
Interest portion of rental expense (a)	4.3	3.9	3.9	3.8	3.8
Total fixed charges	$ 21.5	$ 15.0	$ 15.6	$ 16.2	$ 16.4

Ratio of earnings to fixed charges (b)	2.0	n.m.	3.6	2.5	n.m.

(a) The estimate of the interest portion of rental expense is calculated as one-third of the total rental expense for the period, which is considered to be a reasonable approximation of the interest factor.

(b) The ratio of earnings to fixed charges was less than one-to-one for the fiscal years ended March 31, 2016 and 2013 by $9.7 million and $13.3 million of earnings, respectively.  In addition, interest capitalized, and the amortization thereof, was excluded from the calculation since it was immaterial for all periods presented.